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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  __________

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                 TELYNX, INC. (formerly known as Cambio, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                             Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                               January 19, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[X] Rule 13d-1(c)
[_] Rule 13d-1(d)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  -----------------------                               ----------------------
  CUSIP NO. 87972E                     13G                   Page 2 of 5
  -----------------------                               ----------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


      E-Cell Technologies, Inc., I.R.S. Identification No. 23-3022872
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 4.

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          16,000,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          16,000,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      16,000,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      16.04%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
      CO
------------------------------------------------------------------------------

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                                                                     Page 3 of 5

Item 1

     (a) Name of Issuer:  Telynx, Inc. ("Issuer")

     (b) Address of Issuer's Principal Executive Offices:
         6006 North Mesa Street
         El Paso, Texas 79912

Item 2

     (a) Name of Person Filing:  E-Cell Technologies, Inc. ("Reporting
         Person")

     (b) Address of Principal Business Office:
         4501 Singer Court, Suite 201
         Chantilly, VA  20151

     (c) Citizenship: Delaware

     (d) Title of Class of Securities: Class A Common Stock

     (e) CUSIP Number: Not applicable

Item 3. If this statement is filed pursuant to (S)240.13d-1(b) or (S)(S) 240.13d-2(b) or (c), check whether the person filing is a:

        Not applicable

Item 4. Ownership.

     (a) 16,000,000 shares of Class A Common Stock (the "Stock")/1/

     (b) 16.04% (based on 83,721,986 shares of Class A Common stock issued and outstanding as of January 24, 2001)

------------------
/1/ The Reporting Person has the right to acquire the Stock pursuant to the 8%
    Senior Convertible Note (the "Note") dated January 19, 2001 under which the Reporting Person has loaned the Issuer $350,000. The Note becomes due and payable in full, together with applicable interest, on February 16, 2001, unless by February 15, 2001 the parties have consummated a second investment by the Reporting Person in the Issuer of $350,000 in consideration of the Issuer's issuance to the Reporting Person of an additional 16,000,000 shares of Class A Common Stock. Simultaneously with the consummation of the second investment, the Note will be converted into the Stock. The parties have neither the right nor obligation to consumate any investment, and any agreement to proceed will be subject to the conclusion of mutually satisfactory due diligence and documentation.
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                                                                     Page 4 of 5

     (c)  Number of shares as to which the person has:

          (i)   sole power to vote or to direct the vote: 16,000,000

          (ii)  shared power to vote or to direct the vote: 0

          (iii) sole power to dispose or to direct the disposition of:
                16,000,000

          (iv)  shared power to dispose or to direct the disposition of : 0

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable

Item 8.  Identification and Classification of Member of the Group

         Not applicable

Item 9.  Notice of Dissolution of Group

         Not applicable

(i).1  Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                                                     Page 5 of 5

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 29, 2001
                                    /s/ Musharraf Hussain
                                    _______________________________
                                    Signature

                                    Musharraf Hussain/ V.P. for Finance
                                    -----------------------------------
                                    Name/Title